March 17, 2025

Peter Yu
Chief Executive Officer
Cartesian Growth Corp III
505 Fifth Avenue, 15th Floor
New York, NY 10017

       Re: Cartesian Growth Corp III
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 5, 2025
           File No. 333-284565
Dear Peter Yu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 25, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Underwriting , page 166

1. We note your response to prior comment 5. Please revise your underwriter's compensation table on page 167 to include the private placement warrants in tabular format. Please refer to Item 508(e) of Regulation S-K.
 March 17, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Tricia Branker, Esq.